Ron Baker. Mr. Baker has served as our Chief Business Officer since October 2019 and previously served as our Director of Sales from October 2019 to January 2023. Prior to joining us, he held executive management positions in clinical research, operations, technical, sales, marketing and business development with international, national and start-up companies, all related to specialized oncology laboratory services, including as executive director of U.S. sales for SGS Life Sciences (Belgium) from December 2006 to March 2018. He previously worked with Roche Diagnostics and Roche Clinical Labs, International Clinical Labs and Molecular Oncology (start-up sold to Dianon). Mr. Baker earned his BS in Biology from Loyola University.